May 27, 2026

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Lauren Hamill

Re:
Xilio Therapeutics, Inc.
Registration Statement on Form S-3
Filed May 12, 2026

File No. 333-295785
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Xilio Therapeutics, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-295785), so that it may become effective at 4:00 p.m., Eastern Time, on May 29, 2026, or as soon as practicable thereafter.

Very truly yours,

XILIO THERAPEUTICS, Inc.

By: /s/ René Russo

Name: René Russo

Title: President and Chief Executive Officer